Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

March 17, 2006

BY FACSIMILE AND EDGAR

Elaine Wolff
Jennifer Gowetski
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. Registration Statement on Form S-11 File No. 333-118092

Dear Ms. Wolff and Ms. Gowetski:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Del Mar Income Partners, Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m. Eastern Time on Thursday, March 23, 2006, or at such later time as the Company may request by telephone to the Commission.

        The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Elaine Wolff
Jennifer Gowetski
March 17, 2006

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Bob Bearman at (303) 894-6169 or Marci Fulton at (303) 894-6121.

Very truly yours, DEL MAR INCOME PARTNERS, LTD. By: /s/ Stephen D. Replin Stephen D. Replin, President

cc:	Robert M. Bearman, Esq.